UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2022

GUADALAJARA, Mexico, April 25, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the first quarter ended March 31, 2022 (1Q22) (tables are presented at the end of this report comparing passenger traffic and consolidated results for 2022 and 2019, in order to illustrate the recovery of these metrics and their trend). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the first quarter ended March 31, 2022, passenger traffic increased 69.9% as compared to the same period of 2021 and increased 5.8% as compared to 2019, demonstrating a positive trend. This increase, which is due to the recovery of the tourism and business segments, which caused first quarter results for 2022 to exceed 2019 and 2021. This increase resulted in net cash flows that exceeded the previous quarters.

Company measures during 1Q22:

  The Company continued supporting commercial clients during the quarter by granting discounts on guaranteed minimum rents in accordance with the percentage decrease in passenger traffic at each airport as compared to 1Q19; however, for the most part, the discount was not applied because revenue sharing percentages surpassed rents. With regards to support for the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that existed prior to the pandemic.
  Cost of services have been increasing, due to the positive trend in passenger traffic during 1Q22 we have gradually increased certain costs such as maintenance, security, personnel, cleaning services and others, as relates to the quality and experience of our passengers, however, these increases have lagged significantly behind traffic growth due to cost controls that we have continued to the extent possible.

Company’s Financial Position:

During 1Q22, results were significantly better as compared to 1Q21. The Company generated positive EBITDA of Ps. 3,708.4 million, an increase of 111.0% as compared to 1Q21 as a result of a 65.3% increase in total revenues and an increase in cost of services of only 15.4%.

In 1Q22, operating activities continued generating positive cash flow of Ps. 2,168.7 million. The Company reported a financial position of cash and cash equivalents as of March 31, 2022, of Ps. 16,899.9 million (14.7% higher than the balance as of March 31, 2021). During 1Q22, the Company issued Ps. 5,000.0 million in long-term debt securities to finance the committed investments for our Mexican airports and to make the Ps. 1,500.0 million maturity payment on our “GAP-17” debt securities. Additionally, Ps. 499.5 million in share repurchases were made during 1Q22.

In 1Q22, the Company performed an assessment of the portfolio risk of our airlines and commercial clients in terms of liquidity. Because of this assessment and due to the growth and recovery of our main airlines and commercial clients, it was determined that no reserve provision for expected credit losses was necessary for this quarter.

During 1Q22, the Company continued evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company also reviewed key indicators and impairment tests of significant long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will continue decreasing in the coming quarter, nor can it ensure that local and global economic conditions will improve. The Company can not predict the availability of financing, or what general credit conditions will be.

The Company will continue to monitor the pandemic effects on the results of operations and will continue informing the market in a timely manner regarding future material updates on airport operations and the measures adopted for preserving liquidity and ensuring business continuity.

Summary of Results 1Q22 vs. 1Q21 (and 1Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 2,313.4 million, or 85.4% (Ps. 1,489.5 million, or 42.2%, as compared to 1Q19). Total revenues increased by Ps. 2,374.6 million, or 65.3% (Ps. 2,333.5 million, or 63.4%, as compared to 1Q19).

  Cost of services increased by Ps. 100.8 million, or 15.4% (as compared to 1Q19, cost of services increased Ps. 157.9 million, or 26.5%).

  Income from operations increased by Ps. 1,889.4 million, or 150.6% (Ps. 1,065.4 million, or 51.3%, as compared to 1Q19).

  EBITDA increased by Ps. 1,951.2 million, or 111.0% (Ps. 1,208.3 million, or 48.3%, as compared to 1Q19), going from Ps. 1,757.2 million in 1Q21 to Ps. 3,708.4 million in 1Q22. EBITDA margin (excluding the effects of IFRIC 12) increased from 64.9% in 1Q21 to 73.8% in 1Q22 (EBITDA margin (excluding the effects of IFRIC 12) was 70.8% in 1Q19).

  Net comprehensive income increased Ps. 923.8 million, or 70.1% (as compared to 1Q19, it increased               Ps. 937.5 million, or 71.9%), from income of Ps. 1,317.2 million in 1Q21 to income of Ps. 2,241.0 million in 1Q22.

Passenger Traffic

During 1Q22, total passengers at the Company’s 14 airports increased by 5,175.3 thousand passengers, an increase of 69.9%, compared to 1Q21 (as compared to 1Q19, total passengers increased by 694.2 thousand passengers, or 5.8%).

During 1Q22, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
VivaAerobus	Guadalajara	Santa Lucia (Mexico City)	March 21, 2022	7 weekly frequencies
Volaris	Tijuana	Santa Lucia (Mexico City)	March 21, 2022	7 weekly frequencies
Note: Frequencies can vary without prior notice.

International
Airline	Departure	Arrival	Opening date	Frequencies
Swoop	Los Cabos	Abbotsford	January 31, 2022	1 weekly frequency
Jet blue	Puerto Vallarta	Nueva York JFK	February 19, 2022	4 weekly frequencies
Southwest	Los Cabos	Baltimore	March 5, 2022	1 weekly frequencies
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	1Q21	1Q22	Change
Guadalajara	1,573.6	2,360.4	50.0%
Tijuana *	1,410.7	1,820.9	29.1%
Los Cabos	366.9	512.8	39.8%
Puerto Vallarta	300.4	498.8	66.0%
Montego Bay	0.0	0.0	0.0%
Guanajuato	286.0	382.3	33.7%
Hermosillo	257.6	383.2	48.8%
Mexicali	190.2	290.2	52.5%
Kingston	0.1	0.2	100.0%
Morelia	109.1	147.6	35.3%
La Paz	169.1	238.2	40.8%
Aguascalientes	97.7	158.0	61.6%
Los Mochis	70.9	96.1	35.5%
Manzanillo	17.1	24.0	40.1%
Total	4,849.5	6,912.7	42.5%
*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	1Q21	1Q22	Change
Guadalajara	595.0	969.9	63.0%
Tijuana *	424.8	923.2	117.3%
Los Cabos	534.4	1,124.8	110.5%
Puerto Vallarta	352.5	1,061.0	201.0%
Montego Bay	304.7	928.1	204.5%
Guanajuato	85.4	175.5	105.5%
Hermosillo	19.9	18.6	(6.3%)
Mexicali	0.7	1.2	70.7%
Kingston	115.4	268.2	132.4%
Morelia	75.1	116.3	55.0%
La Paz	4.0	7.5	88.0%
Aguascalientes	33.9	47.1	39.0%
Los Mochis	1.6	1.7	12.0%
Manzanillo	9.4	25.6	173.2%
Total	2,556.6	5,668.7	121.7%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	1Q21	1Q22	Change
Guadalajara	2,168.5	3,330.3	53.6%
Tijuana *	1,835.5	2,744.1	49.5%
Los Cabos	901.3	1,637.6	81.7%
Puerto Vallarta	652.9	1,559.8	138.9%
Montego Bay	304.7	928.1	204.5%
Guanajuato	371.4	557.9	50.2%
Hermosillo	277.4	401.8	44.8%
Mexicali	190.9	291.4	52.6%
Kingston	115.5	268.3	132.4%
Morelia	184.1	263.9	43.3%
La Paz	173.1	245.6	41.9%
Aguascalientes	131.7	205.1	55.8%
Los Mochis	72.5	97.8	34.9%
Manzanillo	26.5	49.6	87.2%
Total	7,406.1	12,581.4	69.9%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	1Q21	1Q22	Change
Tijuana	421.0	917.4	117.9%

Consolidated Results for the First Quarter of 2022 (in thousands of pesos):

	1Q21	1Q22	Change
Revenues
Aeronautical services	2,072,767	3,854,232	85.9%
Non-aeronautical services	635,987	1,167,912	83.6%
Improvements to concession assets (IFRIC-12)	929,243	990,454	6.6%
Total revenues	3,637,996	6,012,598	65.3%

Operating costs
Costs of services:	652,698	753,524	15.4%
Employee costs	243,634	288,518	18.4%
Maintenance	94,439	125,030	32.4%
Safety, security & insurance	123,826	126,174	1.9%
Utilities	77,173	96,081	24.5%
Other operating expenses	113,626	117,721	3.6%

Technical assistance fees	88,356	174,146	97.1%
Concession taxes	213,840	399,766	86.9%
Depreciation and amortization	502,745	564,533	12.3%
Cost of improvements to concession assets (IFRIC-12)	929,243	990,454	6.6%
Other (income)	(3,350)	(13,711)	309.3%
Total operating costs	2,383,532	2,868,712	20.4%
Income from operations	1,254,464	3,143,885	150.6%
Financial Result	(79,303)	(272,945)	244.2%
Income before income taxes	1,175,161	2,870,940	144.3%
Income taxes	(137,581)	(543,489)	295.0%
Net income	1,037,580	2,327,450	124.3%
Currency translation effect	61,729	(178,331)	(388.9%)
Cash flow hedges, net of income tax	216,794	91,752	(57.7%)
Remeasurements of employee benefit – net income tax	1,102	102	(90.7%)
Comprehensive income	1,317,205	2,240,973	70.1%
Non-controlling interest	(12,895)	(19,026)	47.5%
Comprehensive income attributable to controlling interest	1,304,310	2,221,946	70.4%

	1Q21	1Q22	Change
EBITDA	1,757,209	3,708,418	111.0%
Comprehensive income	1,317,205	2,240,973	70.1%
Comprehensive income per share (pesos)	2.5136	4.3896	74.6%
Comprehensive income per ADS (US dollars)	1.2624	2.2046	74.6%

Operating income margin	34.5%	52.3%	51.6%
Operating income margin (excluding IFRIC-12)	46.3%	62.6%	35.2%
EBITDA margin	48.3%	61.7%	27.7%
EBITDA margin (excluding IFRIC-12)	65.0%	73.8%	13.7%
Costs of services and improvements / total revenues	43.5%	29.0%	(33.3%)
Cost of services / total revenues (excluding IFRIC-12)	24.1%	15.0%	(37.7%)

- Net income and comprehensive income per share for 1Q22 were calculated based on 510,520,111 shares outstanding as of March 31, 2022 and for 1Q21 were calculated based on 524,038,200 shares outstanding as of March 31, 2021. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.9110 per U.S. dollar (the noon buying rate on March 31, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Jamaican airports, the average three-month exchange rate of Ps. 20.5229 per U.S. dollar for the three months ended March 31, 2022 was used.

Revenues (1Q22 vs. 1Q21)

  Aeronautical services revenues increased by Ps. 1,781.5 million, or 85.9%.
  Non-aeronautical services revenues increased by Ps. 531.9 million, or 83.6%.
  Revenues from improvements to concession assets increased by Ps. 61.2 million, or 6.6%.
  Total revenues increased by Ps. 2,374.6 million, or 65.3%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 1,435.2 million or 77.4% compared to 1Q21, mainly due to the 63.0% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 251.4 million, or 185.6%, compared to 1Q21. This was mainly due to the 204.5% increase in passenger traffic. During 1Q22, there was a 1.0% depreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.3190 in 1Q21 to Ps. 20.5229 in 1Q22.

    Revenues from the Kingston airport increased by Ps. 94.8 million, or 115.4% compared to 1Q21, mainly due to a 132.4% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 436.6 million, or 82.1%, compared to 1Q21. Revenues from businesses operated by third parties increased by Ps. 291.8 million or 79.9%. This was mainly due to the recovery of passenger traffic that resulted in revenue sharing percentages that surpassed minimum guaranteed rents. The business lines that increased the most were food and beverage, retail tenants, duty-free stores, car rentals, time shares and ground transportation, which jointly increased by Ps. 262.7 million, or 91.2%. Revenues from businesses operated directly by the Company increased by Ps. 135.8 million, or 101.3%, while the recovery of costs increased by Ps. 9.0 million, or 28.2%.

    Revenues from the Montego Bay airport increased by Ps. 76.7 million, or 99.3%, compared to 1Q21. Revenues in U.S. dollars increased US$ 3.7 million, or 97.3%.

    Revenues from the Kingston airport increased by Ps. 18.6 million, or 68.2%, compared to 1Q21. Revenues in U.S. dollars increased US$ 0.9 million, or 66.6%.

	1Q21	1Q22	Change
Businesses operated by third parties:
Duty-free	81,342	161,984	99.1%
Food and beverage	81,489	169,159	107.6%
Retail	65,476	134,444	105.3%
Car rentals	80,707	129,819	60.9%
Leasing of space	49,030	65,209	33.0%
Time shares	30,364	61,182	101.5%
Ground transportation	26,641	42,460	59.4%
Communications and financial services	16,351	25,478	55.8%
Other commercial revenues	26,894	48,521	80.4%
Total	458,295	838,255	82.9%

Businesses operated directly by us:
Car parking	69,344	115,520	66.6%
VIP lounges	31,771	80,435	153.2%
Advertising	10,443	15,314	46.6%
Convenience stores	25,193	65,017	158.1%
Total	136,751	276,286	102.0%
Recovery of costs	40,940	53,369	30.4%
Total Non-aeronautical Revenues	635,987	1,167,912	83.6%
Figures expressed in thousands of Mexican pesos.

Revenues from improvements to concession assets1
Revenues from improvements to concession assets (IFRIC12) increased by Ps. 61.2 million, or 6.6%, compared to 1Q21. The change was composed primarily of:

  The Company’s Mexican airports, which increased by Ps. 46.1 million, or 5.1%, as a result of the adjustment in committed investments in the Master Development Program for the 2020-2024 period.
  Improvements to concession assets at the Montego Bay airport increased Ps. 15.1 million, or 76.7%. During 1Q22, no improvements to concession assets were made at the Kingston airport.

Total operating costs increased by Ps. 485.2 million, or 20.4%, compared to 1Q21, mainly due to a Ps. 271.7 million, or 89.9%, increase in concession taxes and technical assistance fees, a Ps.100.8 million, or 15.4%, increase in cost of services, and a Ps. 61.2 million, or 6.6%, increase in the cost of improvements to the concession assets (IFRIC12), (excluding the cost of improvements to concession assets, operating costs increased Ps. 424.0 million, or 29.2%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 341.4 million, or 17.1%, compared to 1Q21, primarily due to a combined Ps. 171.4 million, or 82.8%, increase in technical assistance fees and concession taxes, a Ps. 65.1 million, or 12.9%, increase in cost of services, a Ps. 59.7 million, or 20.7%, increase in depreciation and amortization, and a Ps. 46.1 million, or 5.1%, increase in the cost of improvements to the concession assets (IFRIC-12), (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 295.3 million or 29.2%).

The change in the cost of services during 1Q22 was mainly due to:

  Employee costs increased Ps. 39.4 million, or 20.0%, compared to 1Q21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic, as well as the changes in the Labor Law in Mexico.
  Maintenance costs increased by Ps. 19.2 million, or 25.0%, compared to 1Q21.
  Safety, security and insurance costs increased Ps. 5.5 million, or 6.3%, compared to 1Q21, mainly due to an increase in the number of security staff as compared to 1Q21 when the partial closure of some operating areas reduced the need for personnel.

Montego Bay Airport:

  Operating costs increased by Ps. 58.9 million, or 22.4%, compared to 1Q21, mainly due to a Ps. 30.7 million, or 106.4%, increase in concession taxes, a Ps. 20.7 million, or 22.3%, increase in the cost of services, a                       Ps. 15.1 million, or 76.7%, increase in the cost of improvements to concession assets (IFRIC-12), and a Ps. 1.9 million, or 1.6%, increase in depreciation and amortization, which was offset by the increase in other income by Ps. 9.4 million.

Kingston Airport:

  Operating costs increased by Ps. 84.8 million, or 68.2%, compared to 1Q21, mainly due to a Ps. 69.6 million, or 105.1%, increase in concession taxes, and a Ps. 15.0 million, or 27.2%, increase in the cost of services.

Operating margin went from 34.5% in 1Q21 to 52.3% in 1Q22. Excluding the effects of IFRIC-12, operating margin went from 46.3% in 1Q21 to 62.6% in 1Q22. Operating income increased Ps. 1,889.4 million, or 150.6%, compared to 1Q21.

EBITDA margin went from 48.3% in 1Q21 to 61.7% in 1Q22. Excluding the effects of IFRIC-12, EBITDA margin went from 64.9% in 1Q21 to 73.8% in 1Q22. The nominal value of EBITDA increased Ps. 1,951.2 million, or 111.0%, compared to 1Q21.

Financial cost increased by Ps. 193.6 million, or 244.2%, from a net expense of Ps. 79.3 million in 1Q21 to a net expense of Ps. 272.9 million in 1Q22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 219.6 million in 1Q21 to income of Ps. 52.7 million in 1Q22. This generated a decrease in the foreign exchange gain of Ps. 166.9 million. Currency translation effect income decreased Ps. 240.0 million, compared to 1Q21.

  Interest expenses increased by Ps. 87.8 million, or 22.7%, compared to 1Q21, mainly due to higher debt as a result of the issuance of long-term debt securities and increase in interest rates.

  Interest income increased by Ps. 61.0 million, or 70.1%, compared to 1Q21, mainly due to an increase in the reference interest rates.

In 1Q22, comprehensive income increased Ps. 923.8 million, or 70.1%, compared to 1Q21. This increase was mainly due to a Ps. 1,695.8 million increase in profit before taxes derived from the significant increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 405.9 million and a Ps. 240.0 million decrease in currency translation effect.

During 1Q22, net income increased by Ps. 1,289.9 million, or 124.3%, compared to 1Q21. Income taxes increased by Ps. 450.1 million and were partially offset by a Ps. 44.2 million increase in the benefit for deferred taxes, mainly due an increase in the inflation rate, from 2.3% in 1Q21 to 2.5% in 1Q22.

Statement of Financial Position

Total assets as of March 31, 2022 increased by Ps. 6,981.4 million as compared to March 31, 2021, primarily due to the following items: (i) a Ps. 2,685.7 million increase in improvements to concession assets; (ii) a Ps. 2,171.5 million increase in cash and cash equivalents; (iii) a Ps. 1,519.8 million increase in machinery, equipment and leasehold improvements and advances to suppliers; and (iv) a Ps. 518.4 million increase in accounts receivable from customers, among others.

Total liabilities as of March 31, 2022 increased by Ps. 8,643.1 million compared to March 31, 2021. This increase was primarily due to the following items: (i) issuance of Ps. 9,000.0 million in long-term debt securities; (ii) Ps. 1,049.9 million in accounts payable, iii) income taxes of Ps. 621.7 million and (iv) concession taxes of Ps. 111.5 million. This was partially offset by decreases of: (i) Ps. 2,323.8 million in bank loans and (ii) Ps. 410.8 million in derivative financial instruments, among others.

Recent Events

  On March 31, 2022, we made the Ps. 1,500.0 million maturity payment on our “GAP-17” debt securities (equal to 15 million long-term debt securities. The payment was made with proceeds obtained from the issuance of long-term debt securities on March 17, 2022.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q21	1Q22	Change
Guadalajara
Aeronautical services	626,719	979,945	56.4%
Non-aeronautical services	161,949	205,437	26.9%
Improvements to concession assets (IFRIC 12)	281,771	499,974	77.4%
Total Revenues	1,070,439	1,685,356	57.4%
Operating income	481,125	820,131	70.5%
EBITDA	584,062	936,874	60.4%

Tijuana
Aeronautical services	332,362	546,561	64.4%
Non-aeronautical services	86,762	117,755	35.7%
Improvements to concession assets (IFRIC 12)	405,221	85,505	(78.9%)
Total Revenues	824,345	749,821	(9.0%)
Operating income	230,867	453,557	96.5%
EBITDA	299,333	527,490	76.2%

Los Cabos
Aeronautical services	324,257	629,476	94.1%
Non-aeronautical services	129,069	256,852	99.0%
Improvements to concession assets (IFRIC 12)	98,748	63,265	(35.9%)
Total Revenues	552,073	949,594	72.0%
Operating income	270,708	639,948	136.4%
EBITDA	334,819	712,588	112.8%

Puerto Vallarta
Aeronautical services	225,766	596,139	164.1%
Non-aeronautical services	69,041	127,934	85.3%
Improvements to concession assets (IFRIC 12)	77,359	199,303	157.6%
Total Revenues	372,166	923,376	148.1%
Operating income	163,360	557,296	241.1%
EBITDA	210,087	603,020	187.0%

Montego Bay
Aeronautical services	135,424	386,822	185.6%
Non-aeronautical services	77,238	153,952	99.3%
Improvements to concession assets (IFRIC 12)	19,696	34,808	76.7%
Total Revenues	232,357	575,581	147.7%
Operating (loss) income	(30,306)	244,395	906.4%
EBITDA	91,315	367,917	302.9%

Guanajuato
Aeronautical services	99,876	160,220	60.4%
Non-aeronautical services	26,520	37,041	39.7%
Improvements to concession assets (IFRIC 12)	3,094	10,647	244.2%
Total Revenues	129,489	207,908	60.6%
Operating (loss) income	69,180	128,468	85.7%
EBITDA	87,722	148,455	69.2%

Hermosillo
Aeronautical services	60,789	92,890	52.8%
Non-aeronautical services	15,851	15,645	(1.3%)
Improvements to concession assets (IFRIC 12)	4,341	16,897	289.2%
Total Revenues	80,981	125,432	54.9%
Operating (loss) income	22,385	54,588	(143.9%)
EBITDA	42,673	75,709	77.4%

Others (1)
Aeronautical services	267,575	462,180	72.7%
Non-aeronautical services	68,675	93,804	36.6%
Improvements to concession assets (IFRIC 12)	39,014	80,056	105.2%
Total Revenues	375,263	636,041	69.5%
Operating (loss) income	15,540	156,444	(906.7%)
EBITDA	81,749	226,372	176.9%

Total
Aeronautical services	2,072,767	3,854,233	85.9%
Non-aeronautical services	635,104	1,008,420	58.8%
Improvements to concession assets (IFRIC 12)	929,243	990,454	6.6%
Total Revenues	3,637,114	5,853,108	60.9%
Operating income	1,222,859	3,054,826	149.8%
EBITDA	1,731,761	3,598,426	107.8%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	1Q21	1Q22	Change	%
Assets
Current assets
Cash and cash equivalents	14,728,391	16,899,886	2,171,495	14.7%
Trade accounts receivable - Net	1,318,636	1,837,038	518,402	39.3%
Other current assets	1,162,282	1,190,410	28,128	2.4%
Total current assets	17,209,309	19,927,334	2,718,025	15.8%

Advanced payments to suppliers	466,306	1,001,256	534,950	114.7%
Machinery, equipment and improvements to leased buildings - Net	2,307,962	3,292,806	984,844	42.7%
Improvements to concession assets - Net	13,846,300	16,531,959	2,685,659	19.4%
Airport concessions - Net	10,659,934	10,111,568	(548,366)	(5.1%)
Rights to use airport facilities - Net	1,263,452	1,190,057	(73,395)	(5.8%)
Deferred income taxes - Net	6,063,843	6,394,719	330,876	5.5%
Other non-current assets	111,566	460,405	348,839	312.7%
Total assets	51,928,672	58,910,101	6,981,429	13.4%

Liabilities
Current liabilities	4,992,770	6,161,952	1,169,183	23.4%
Long-term liabilities	23,104,100	30,578,050	7,473,950	32.3%
Total liabilities	28,096,870	36,740,001	8,643,131	30.8%

Stockholders' Equity
Common stock	6,185,082	170,381	(6,014,701)	(97.2%)
Legal reserve	1,592,551	1,592,551	0	0.0%
Net income	1,050,154	2,291,596	1,241,442	118.2%
Retained earnings	11,908,890	13,925,092	2,016,202	16.9%
Reserve for share repurchase	3,283,374	5,531,292	2,247,918	68.5%
Repurchased shares	(2,071,558)	(3,499,510)	(1,427,952)	68.9%
Foreign currency translation reserve	1,073,704	872,719	(200,985)	(18.7%)
Remeasurements of employee benefit – Net	(8,950)	5,313	14,263	159.4%
Cash flow hedges- Net	(254,312)	121,421	375,733	147.7%
Total controlling interest	22,758,935	21,010,854	(1,748,080)	(7.7%)
Non-controlling interest	1,072,867	1,159,246	86,378	8.1%
Total stockholder's equity	23,831,802	22,170,100	(1,661,702)	(7.0%)

Total liabilities and stockholders' equity	51,928,672	58,910,101	6,981,429	13.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	1Q21	1Q22	Change
Cash flows from operating activities:
Consolidated net income	1,037,580	2,327,450	124.3%

Postemployment benefit costs	8,900	8,605	(3.3%)
Allowance expected credit loss	23,525	(1,684)	(107.2%)
Depreciation and amortization	502,745	564,533	12.3%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	596	290	(51.3%)
Interest expense	381,139	475,407	24.7%
Provisions	(12,313)	7,487	(160.8%)
Income tax expense	137,581	543,489	295.0%
Unrealized exchange loss	163,039	(124,319)	176.3%
Net (gain) on derivative financial instruments	-	(6,765)	100.0%
	2,242,797	3,794,494	69.2%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(73,688)	(121,464)	64.8%
Recoverable tax on assets and other assets	(56,433)	125,736	(322.8%)
(Decrease) increase
Concession taxes payable	(43,092)	(37,490)	(13.0%)
Accounts payable	41,644	(192,770)	562.9%
Cash generated by operating activities	2,111,228	3,568,506	69.0%
Income taxes paid	(302,349)	(1,399,856)	363.0%
Net cash flows provided by operating activities	1,808,879	2,168,650	19.9%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(829,935)	(1,117,599)	34.7%
Cash flows from sales of machinery and equipment	651	107	(83.6%)
Other investment activities	3,205	(22,674)	(807.5%)
Net cash used by investment activities	(826,079)	(1,140,166)	38.0%

Cash flows from financing activities:
Debt securities	-	5,000,000.00	100.0%
Payment from Debt securities	-	(1,500,000)	100.0%
Bank loans payments	(1,889,706)	(3,878,004)	(105.2%)
Bank loans	1,889,706	3,872,783	104.9%
Repurchase of shares	(338,184)	(499,473)	(47.7%)
Interest paid	(339,197)	(360,255)	6.2%
Interest paid on lease	(502)	(1,194)	137.8%
Payments of obligations for leasing	(3,059)	(3,486)	14.0%
Net cash flows used in financing activities	(680,942)	2,630,371	(486.3%)

Effects of exchange rate changes on cash held	(18,009)	(91,845)	410.0%
Net increase in cash and cash equivalents	283,842	3,567,010	1156.7%
Cash and cash equivalents at beginning of the period	14,444,549	13,332,877	(7.7%)
Cash and cash equivalents at the end of the period	14,728,391	16,899,886	14.7%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	1Q21	1Q22	Change
Revenues
Aeronautical services	2,072,767	3,854,232	85.9%
Non-aeronautical services	635,987	1,167,912	83.6%
Improvements to concession assets (IFRIC-12)	929,243	990,454	6.6%
Total revenues	3,637,996	6,012,598	65.3%

Operating costs
Costs of services:	652,698	753,524	15.4%
Employee costs	243,634	288,518	18.4%
Maintenance	94,439	125,030	32.4%
Safety, security & insurance	123,826	126,174	1.9%
Utilities	77,173	96,081	24.5%
Other operating expenses	113,626	117,721	3.6%

Technical assistance fees	88,356	174,146	97.1%
Concession taxes	213,840	399,766	86.9%
Depreciation and amortization	502,745	564,533	12.3%
Cost of improvements to concession assets (IFRIC-12)	929,243	990,454	6.6%
Other (income)	(3,350)	(13,711)	309.3%
Total operating costs	2,383,532	2,868,712	20.4%
Income from operations	1,254,464	3,143,885	150.6%
Financial Result	(79,303)	(272,945)	244.2%
Income before income taxes	1,175,161	2,870,940	144.3%
Income taxes	(137,581)	(543,489)	295.0%
Net income	1,037,580	2,327,450	124.3%
Currency translation effect	61,729	(178,331)	(388.9%)
Cash flow hedges, net of income tax	216,794	91,752	(57.7%)
Remeasurements of employee benefit – net income tax	1,102	102	(90.7%)
Comprehensive income	1,317,205	2,240,973	70.1%
Non-controlling interest	(12,895)	(19,026)	47.5%
Comprehensive income attributable to controlling interest	1,304,310	2,221,946	70.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non- controlling interest	Total Stockholders' Equity
Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,890	556,287	21,792,811	1,059,972	22,852,783
Repurchased share	-	-	-	(338,184)	-	-	(338,184)	-	(338,184)
Comprehensive income:
Net income	-	-	-	-	1,050,154	-	1,050,154	(12,575)	1,037,579
Foreign currency translation reserve	-	-	-	-	-	36,259	36,259	25,470	61,729
Remeasurements of employee benefit – Net	-	-	-	-	-	1,102	1,102	-	1,102
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	216,794	216,794	-	216,794
Balance as of March 31, 2021	6,185,082	1,592,551	3,283,374	(2,071,558)	12,959,044	810,442	22,758,936	1,072,867	23,831,803

Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,037)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Repurchased share	-	-	-	(499,475)	-	-	(499,475)	-	(499,475)
Comprehensive income:
Net income	-	-	-	-	2,291,595	-	2,291,595	35,854	2,327,450
Foreign currency translation reserve	-	-	-	-	-	(161,503)	(161,503)	(16,828)	(178,331)
Remeasurements of employee benefit – Net	-	-	-	-	-	102	102	-	102
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	91,752	91,752	-	91,752
Balance as of March 31, 2022	170,381	1,592,551	5,531,292	(3,499,511)	16,216,687	999,453	21,010,854	1,159,246	22,170,100

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data (in thousands):

	1Q21	1Q22	Change
Total passengers	7,406.9	12,581.4	69.9%
Total cargo volume (in WLUs)	668.2	626.8	(6.2%)
Total WLUs	8,075.1	13,208.2	63.6%

Aeronautical & non aeronautical services per passenger (pesos)	365.7	399.2	9.2%
Aeronautical services per WLU (pesos)	256.7	291.8	13.7%
Non aeronautical services per passenger (pesos)	85.9	92.8	8.1%
Cost of services per WLU (pesos)	80.8	57.0	(29.4%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	1Q19	1Q22	Change
Guadalajara	2,420.4	2,360.4	(2.5%)
Tijuana *	1,361.2	1,820.9	33.8%
Los Cabos	394.7	512.8	29.9%
Puerto Vallarta	351.8	498.8	41.8%
Montego Bay	1.8	0.0	(100.0%)
Guanajuato	462.0	382.3	(17.2%)
Hermosillo	385.0	383.2	(0.5%)
Mexicali	266.0	290.2	9.1%
Kingston	0.0	0.2	100.0%
Morelia	110.2	147.6	33.9%
La Paz	210.1	238.2	13.4%
Aguascalientes	142.9	158.0	10.5%
Los Mochis	83.8	96.1	14.7%
Manzanillo	23.9	24.0	0.5%
Total	6,213.6	6,912.7	11.3%
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	1Q19	1Q22	Change
Guadalajara	988.1	969.9	(1.8%)
Tijuana *	658.1	923.2	40.3%
Los Cabos	1,056.2	1,124.8	6.5%
Puerto Vallarta	1,257.0	1,061.0	(15.6%)
Montego Bay	1,336.1	928.1	(30.5%)
Guanajuato	171.3	175.5	2.5%
Hermosillo	17.1	18.6	8.8%
Mexicali	1.4	1.2	(18.0%)
Kingston	0.0	268.2	N/A
Morelia	101.3	116.3	14.9%
La Paz	3.6	7.5	108.5%
Aguascalientes	44.5	47.1	5.9%
Los Mochis	1.6	1.7	6.6%
Manzanillo	37.2	25.6	(31.0%)
Total	5,673.5	5,668.7	(0.1%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	1Q19	1Q22	Change
Guadalajara	3,408.5	3,330.3	(2.3%)
Tijuana *	2,019.3	2,744.1	35.9%
Los Cabos	1,450.9	1,637.6	12.9%
Puerto Vallarta	1,608.7	1,559.8	(3.0%)
Montego Bay	1,337.9	928.1	(30.6%)
Guanajuato	633.4	557.9	(11.9%)
Hermosillo	402.1	401.8	(0.1%)
Mexicali	267.4	291.4	8.9%
Kingston	0.0	268.3	N/A
Morelia	211.5	263.9	24.8%
La Paz	213.6	245.6	15.0%
Aguascalientes	187.5	205.2	9.5%
Los Mochis	85.4	97.8	14.5%
Manzanillo	61.0	49.6	(18.6%)
Total	11,887.2	12,581.4	5.8%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	1Q19	1Q22	Change
Tijuana	647.3	917.4	41.7%

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):

	1Q19	1Q22	Change
Revenues
Aeronautical services	2,631,325	3,854,232	46.5%
Non-aeronautical services	901,324	1,167,912	29.6%
Improvements to concession assets (IFRIC 12)	146,487	990,454	576.1%
Total revenues	3,679,136	6,012,598	63.4%

Operating costs
Costs of services:	595,639	753,524	26.5%
Employee costs	194,323	288,518	48.5%
Maintenance	112,440	125,030	11.2%
Safety, security & insurance	102,131	126,174	23.5%
Utilities	72,769	96,081	32.0%
Other operating expenses	113,976	117,721	3.3%

Technical assistance fees	115,574	174,146	50.7%
Concession taxes	325,267	399,766	22.9%
Depreciation and amortization	421,601	564,533	33.9%
Cost of improvements to concession assets (IFRIC 12)	146,487	990,454	576.1%
Other (income)	(3,908)	(13,711)	250.8%
Total operating costs	1,600,660	2,868,712	79.2%
Income from operations	2,078,476	3,143,885	51.3%

Financial Result	(82,609)	(272,945)	230.4%
Income before taxes	1,995,867	2,870,940	43.8%
Income taxes	(598,319)	(543,489)	(9.2%)
Net income	1,397,549	2,327,450	66.5%
Currency translation effect	(93,951)	(178,331)	89.8%
Cash flow hedges, net of income tax	0	91,752	100.0%
Remeasurements of employee benefit – net income tax	(147)	102.0	(169.4%)
Comprehensive income	1,303,451	2,240,973	71.9%
Non-controlling interest	(25,166)	(19,026)	24.4%
Comprehensive income attributable to controlling interest	1,278,285	2,221,946	73.8%

	1Q19	1Q22	Change
EBITDA	2,500,077	3,708,418	48.3%
Comprehensive income	1,303,451	2,240,973	71.9%
Comprehensive income per share (pesos)	2.3234	4.3896	88.9%
Comprehensive income per ADS (US dollars)	1.1978	2.2046	84.1%

Operating income margin	56.5%	52.3%	(7.4%)
Operating income margin (excluding IFRIC 12)	58.8%	62.6%	6.4%
EBITDA margin	68.0%	61.7%	(9.2%)
EBITDA margin (excluding IFRIC 12)	70.8%	73.8%	4.3%
Costs of services and improvements / total revenues	20.2%	29.0%	43.8%
Cost of services / total revenues (excluding IFRIC 12)	16.9%	15.0%	(11.0%)

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 25, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer